SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jcummins@sidley.com (212) 839-5374	FOUNDED 1866

December 21, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Pamela Long
Sherry Haywood
Tracey McKoy
Terence O’Brien

Re:	TRI Pointe Homes, Inc.
Amendment No. 1 to
Confidential Draft Registration Statement on Form S-1
Submitted December 10, 2012
CIK No. 1561680

Ladies and Gentlemen:

TRI Pointe Homes, LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted pursuant to Regulation S-T the Registration Statement on Form S-1 (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated December 14, 2012 from Ms. Pamela Long, Assistant Director. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of the Registration Statement, as filed and marked with the changes made from the submission of Amendment No. 1 to the Confidential Draft Registration Statement, as submitted to the Commission on December 10, 2012.

Our Company, page 1

1.	On page 2 you disclose that your home sales revenue has grown rapidly from $4.1 million in 2010 to $26.5 million in the last twelve months and have losses in each year since being founded in 2009. Please amend your filing to clarify the twelve month ended period that you are referring to and please disclose the losses for each period.

Securities and Exchange Commission

Division of Corporation Finance

Response: The referenced disclosure has been revised on pages 2 and 111 in accordance with the Staff’s comment.

Contractual Obligations Table, page 64

2.	We have read your response to comment 14 of our letter dated December 4, 2012. It remains unclear to us whether the $86.1 million of purchase obligations presented on your contractual obligations table on page 64 includes the remaining purchase price on all land purchase and land option contracts with non-refundable deposits (i.e. the $109. 3 million for land option contracts). Please amend footnote 3 to your table to discuss the composition of the $86.1 million.

Response: The referenced disclosure has been revised on page 64 in accordance with the Staff’s comment. We respectfully advise the Staff that the $109.3 million aggregate remaining purchase price for land option contracts and purchase contracts referred to on page 64 and elsewhere in the Registration Statement is the aggregate remaining purchase price for such contracts as of September 30, 2012. The $74.2 million aggregate remaining purchase price for all land option contracts and purchase contracts, as reflected in footnote 3 to the Contractual Obligations Table, is as of December 31, 2011.

Market Opportunity, page 72

3.	We note that throughout this section, you have included charts depicting various aspects of the housing market. Some of these are explicitly sourced to John Burns Real Estate Consulting, which has filed a consent to use the use of the data it has prepared for use in the registration statement. However, it appears that a number of other entities are identified as the source of other charts you have included in the registration statement, and therefore it appears that their written consents should also be filed as exhibits to the registration statements. Please see Rule 436(a) of Regulation C.

Response: We respectfully advise the Staff that, other than the charts for which John Burns Real Estate Consulting, LLC is the source, the sources of the charts included in the Market Opportunity section were either publicly available or available to the public for a subscription fee. In addition, none of such information was prepared specifically for the Company nor did the Company commission or compensate any party for such information. As a result, no additional consents have been filed as exhibits to the Registration Statement.

Principal Stockholders, page 148

4.

We note your response to comment 18 of our letter dated December 4, 2012. Please elaborate on why shares of restricted stock to be received by Messrs. Bauer, Mitchell and Grubbs in connection with the reorganization would be excluded from the table, since we understand that the reorganization will take place prior to completion of the offering. Please also clarify whether the amount to be included or excluded includes any of the

Securities and Exchange Commission

Division of Corporation Finance

shares that they would receive in their capacity as Incentive Unit Holders. If those shares are to be excluded from the table, please explain why, since again, we understand that these shares would also be issued in connection with the reorganization prior to completion of the offering. Please also tell us more specifically what terms of the RSUs to be granted pursuant to the 2013 Long-Term Incentive Plan and the shares underlying options would cause them not to be included in the table.

Response: The referenced disclosure has been revised on page 147 in accordance with the Staff’s comment to clarify in the applicable footnotes that all unrestricted shares of common stock to be received by Messrs. Bauer, Mitchell and Grubbs as common members and as Incentive Unit Holders have been included in the table. Further, the referenced disclosure has been revised to clarify in the applicable footnotes that the table excludes: (i) the shares of restricted stock to be received by Messrs. Bauer, Mitchell and Grubbs as Incentive Unit Holders the vesting of which is dependent upon the occurrence of certain future events which the Company has concluded are not likely to occur within 60 days following the completion of the offering; and (ii) the shares of restricted stock to be received by Messrs. Bauer, Mitchell and Grubbs as Incentive Unit Holders the vesting of which will begin more than 60 days following the completion of the offering. All of the shares of common stock to be received by Messrs. Bauer, Mitchell and Grubbs as common members and as Incentive Unit Holders, including the shares of restricted stock, will be disclosed in the table and/or the respective footnotes to the table in accordance with the foregoing. The disclosure in the applicable footnotes has also been revised to describe in detail the vesting terms of the shares of restricted stock referenced above.

With respect to the restricted stock units and the options to purchase shares of common stock to be granted pursuant to the 2013 Long-Term Incentive Plan, the vesting terms with respect to such grants have not yet been established. However, the Company has advised us that it currently expects that such grants will vest in equal installments over a period of a number of years and that such vesting will in no event commence prior to the 60th day following the date of the completion of the offering. As a result of the foregoing, we respectfully submit that the vesting terms of the restricted stock units and the options will cause them not to be included in the table, as the holders of such awards will not have the right to acquire the underlying shares of common stock within 60 days of the date of the completion of the offering. All of such restricted stock units and options to purchase shares of common stock will be disclosed in the respective footnotes to the table.

*        *        *         *        *

Securities and Exchange Commission

Division of Corporation Finance

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Michael A. Gordon at (312) 853-2217.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	Douglas F. Bauer
Thomas J. Mitchell
Michael D. Grubbs
Michael A. Gordon
Dhiya El-Saden